April 22, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zalicus Inc.
Preliminary Proxy Statement
on Schedule 14A
Filed April 11, 2013 and amended on April 19, 2013
File No. 000-51171

Dear Mr. Riedler:

This letter is submitted on behalf of Zalicus Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) raised in your letter of April 17, 2013 to Dr. Mark H. N. Corrigan, President and Chief Executive Officer of the Company (the “Comment Letter”) and in a further telephone conversation with me on April 19, 2013 regarding Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 19, 2013 (the “Amended Preliminary Proxy Statement”).

In the telephone conversation with the Staff on April 19, 2013, the Staff indicated that the additional disclosure added to the Amended Preliminary Proxy Statement in response to the Comment Letter should be further revised to delete the underlined and bold text in the sentence below, appearing on both pages 41 and 45 of the Amended Preliminary Proxy Statement.

“The Company has no current plans, arrangements, agreements or understandings to issue any of the additional shares that will become authorized share capital of the Company pursuant to the proposed increase in authorized share capital described herein, except for issuances in the ordinary course of business.”

The Company acknowledges the Staff’s comment, and as discussed with the Staff, will delete the underlined and bold language above in both places in its definitive proxy materials, which it plans to file with the Commission and mail to stockholders on April 29, 2013.

*        *        *

As requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed with the Staff, the Company would like to print its definitive proxy materials on April 23rd, so your prompt acknowledgement of this letter would be appreciated. If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 301-7035 or (617) 888-3352 or Arthur R. McGivern, Esq. of Goodwin Procter LLP, outside counsel to the Company, at (617) 570-1971 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Jason F. Cole, Esq.
Jason F. Cole, Esq. Zalicus Inc.

cc:	Arthur R. McGivern, Esq., Goodwin Procter LLP